Exhibit 1

May 5, 2003 Press Release Text

AVI BioPharma Raises $15 Million in Private Placement

PORTLAND, Ore. — May 5, 2003 — AVI BioPharma, Inc. (Nasdaq: AVII, AVIIW, AVIIZ) announced today that the company has entered into definitive agreements with several institutional investors for a private placement raising gross proceeds to the company of $15 million. AVI has agreed to sell 3 million shares of common stock at $5 per share, representing a discount of approximately 8 percent to Friday’s closing price. Investors also will receive warrants to purchase 1.5 million shares of common stock for $7 per share. Rodman & Renshaw, Inc. acted as the placement agent on the transaction.

The proceeds of the financing will be used to fund AVI’s operations and ongoing clinical programs. AVI is a biopharmaceutical company developing therapies for the treatment of life-threatening diseases, including cardiovascular diseases, cancer and infectious diseases.

“We are pleased to complete this financing in a difficult market,” said Denis R. Burger, Ph.D., CEO of AVI. “We have broadened our exposure to important institutional investors while eliminating the perception of short-term financial risk for the company. This will allow focus to return in full to our clinical programs and progress in the lab.”

About AVI BioPharma

AVI BioPharma develops therapeutic products for the treatment of life-threatening diseases using two technology platforms: NEUGENE antisense drugs and cancer immunotherapy. Its lead cancer agent, AVICINE®, a therapeutic cancer vaccine, has completed three Phase II trials in colorectal and pancreatic cancer and is initiating a Phase III pivotal trial in pancreatic cancer, with a supporting study in colorectal cancer. The first application of its NeuGene compounds, Resten-NG™, is designed to treat cancer, cardiovascular restenosis and other cell proliferation disorders by inhibiting the production of a cellular transcription factor, the oncogene c-myc. It is currently in Phase II trials for restenosis and in a Phase Ib trial for cancer. AVI has completed three Phase I NeuGene antisense studies that successfully down-regulated the liver enzyme cytochrome P-450 and modified drug metabolism, and a Phase Ib trial in polycystic kidney disease. More information about AVI is available on the Company’s Web site at http://www.avibio.com/.

# # #

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties, including, but not limited to, the results of research and development efforts, the results of preclinical and clinical testing, the effect of regulation by the FDA and other agencies, the impact of competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company’s Securities and Exchange Commission filings.